UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number: 000-29928

PACIFIC NORTH WEST CAPITAL CORP.
(Translation of registrant’s name into English)

2303 West 41 Avenue
Vancouver, British Columbia  V6M 2A3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  [X]   Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   [  ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   [  ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  [  ]   No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Exhibit List

99.1	News Release dated August 4, 2011 announcing significant Rhodium concentrations at River Valley PGM project.

99.2	Material Change Report with respect to August 4, 2011 news release announcing significant Rhodium concentrations at River Valley PGM project.

99.3	News Release dated August 4, 2011, announcing corrections to the earlier August 4, 2011 news release announcing significant Rhodium concentrations at River Valley PGM project.

99.4	Material Change Report with respect to August 4, 2011 correcting the earlier August 4, 2011 news release announcing significant Rhodium concentrations at River Valley PGM project.

99.5	News Release dated August 8, 2011, announcing that the Company had entered into a Letter Agreement with Next Gen Metals Inc., a company with common directors, whereby Next Gen can purchase the Company's option to 60% interest in the Destiny Gold Project from Alto Ventures Ltd.

99.6	Material Change Report with respect to news release dated August 8, 2011, announcing that the Company had entered into a Letter Agreement with Next Gen Metals Inc., a company with common directors, whereby Next Gen can purchase the Company's option to 60% interest in the Destiny Gold Project from Alto Ventures Ltd.

99.7	Notice and Information Circular for Annual General and Special Meeting being held September 7, 2011.

99.8	Form of Proxy for Annual General and Special Meeting being held September 7, 2011.

99.9	Financial Statement Request Card for Annual General and Special Meeting being held September 7, 2011.

99.10	President's Message for Annual General and Special Meeting being held September 7, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific North West Capital Corp.
Registrant

/s/ Linda Holmes
Linda Holmes (Corporate Secretary)

Sep. 1, 2011
Date